Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 19 DATED MARCH 15, 2021

TO THE PROSPECTUS DATED APRIL 15, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 15, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our acquisition pipeline;

•	to disclose the transaction price for each class of our common stock as of April 1, 2021;

•	to disclose the calculation of our February 28, 2021 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

Acquisition Pipeline

We continue to target compelling investment opportunities with attractive risk-reward, predominantly through our longstanding industry relationships. Our current acquisition pipeline totals $590 million of Class A industrial investments under contract or LOI that are expected to close over the next 45 days.

April 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2021 (and repurchases as of March 31, 2021) is as follows:

Transaction Price (per share)
Class S	$21.78
Class T	$21.66
Class D	$21.67
Class I	$21.73

The April 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2021. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since February 28, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP19-0321

February 28, 2021 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of February 28, 2021 ($ and shares/units in thousands):

Components of NAV	February 28, 2021
Investments in real estate	$5,199,781
Investments in real estate debt	720,199
Cash and cash equivalents	47,914
Restricted cash	239,086
Other assets	26,023
Debt obligations	(3,383,824)
Secured financings on investments in real estate debt	(248,031)
Subscriptions received in advance	(186,600)
Other liabilities	(84,076)
Performance participation accrual	(4,281)
Management fee payable	(2,421)
Accrued stockholder servicing fees (1)	(883)
Minority interest	(19,706)
Net asset value	$2,303,181
Number of outstanding shares/units	105,890

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 28, 2021, we have accrued under GAAP $83.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of February 28, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$1,155,976	$55,152	$75,220	$991,286	$25,547	$2,303,181
Number of outstanding shares/units	53,070	2,546	3,471	45,627	1,176	105,890
NAV Per Share/Unit as of February 28, 2021	$21.78	$21.66	$21.67	$21.73	$21.73

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.4%	5.2%
Hotel	9.3%	8.0%
Office	7.2%	6.0%
Industrial	6.5%	5.5%
Medical office	6.6%	5.7%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Industrial Investment Values	Medical office Investment Values
Discount Rate	0.25% decrease	+2.0%	+1.8%	+2.0%	+2.0%	+2.1%
(weighted average)	0.25% increase	(1.9)%	(1.7)%	(1.9)%	(1.9)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	+3.3%	+1.7%	+3.0%	+3.0%	+3.2%
(weighted average)	0.25% increase	(2.9)%	(1.6)%	(2.7)%	(2.8)%	(2.9)%

The following table provides a breakdown of the major components of our NAV as of January 31, 2021 ($ and shares/units in thousands):

Components of NAV	January 31, 2021
Investments in real properties	$5,064,230
Investments in real estate-related securities	217,067
Cash and cash equivalents	255,939
Restricted cash	168,000
Other assets	23,043
Debt obligations	(3,380,533)
Subscriptions received in advance	(117,921)
Other liabilities	(87,968)
Performance participation accrual	(1,917)
Management fee payable	(2,223)
Accrued stockholder servicing fees (1)	(822)
Minority interest	(19,860)
Net asset value	$2,117,035
Number of outstanding shares/units	97,557

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2021, we have accrued under GAAP $76.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of January 31, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$1,062,597	$53,761	$64,683	$910,507	$25,487	$2,117,035
Number of outstanding shares/units	48,895	2,488	2,991	42,007	1,176	97,557
NAV Per Share/Unit as of January 31, 2021	$21.73	$21.60	$21.62	$21.68	$21.68

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 117,258,004 shares of our common stock (consisting of 59,992,132 Class S shares, 2,764,964 Class T shares, 4,559,993 Class D shares and 49,940,915 Class I shares) in the primary offering for total proceeds of $2.5 billion and (ii) 3,135,397 shares of our common stock (consisting of 1,950,733 Class S Shares, 85,105 Class T Shares, 139,746 Class D Shares and 959,813 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $66.9 million. We intend to continue selling shares in the offering on a monthly basis.

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